SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 000-11743

WACOAL CORP.

(Translation of Registrant’s Name into English)

29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Wacoal Corp.
Form 6-K

Interim Consolidated and Non-consolidated Financial Information for the First half of the Fiscal Year Ending March 31, 2005

     On November 12, 2004, we released our consolidated and non-consolidated financial information for the six-month period ended September 30, 2004. Attached as Exhibit 1 hereto is an English translation of this financial information.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The attached financial statements, and accompanying information, contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Forward-looking statements are contained in the sections entitled “2. Forecast of Consolidated Results for the Year Ending March 2005 (April 1, 2004 to March 31, 2005)”, “II. Management Policies”, “III. Business Results and Financial Condition”, “VII. 2. Forecast of Business Results for the Year Ending March 2005 (April 1, 2004 to March 31, 2005)”, and elsewhere in the attached financial statements and accompanying information.

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

•	The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

•	The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

•	Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

•	Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

•	Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

•	Our ability to further develop our catalog and Internet sales capabilities;

•	The highly competitive nature of our business and the strength of our competitors;

•	Effects of seasonality on our business and performance;

•	Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises such as SARS;

•	The impact of weakness in the Japanese equity markets and other risks with respect to our holdings of Japanese equity securities;

•	Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

•	Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled “Item 3—Key Information—Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Corporate Officer Director of Finance, Corporate Planning

Date: November 12, 2004

EXHIBIT INDEX

Page
Exhibit 1	Interim Consolidated and Non-consolidated Financial Information for the First Half of the Fiscal Year Ending March 31, 2005	7

EXHIBIT 1

Interim Consolidated and Non-consolidated Financial Information for the First Half of the Fiscal Year Ending March 31, 2005

Interim Consolidated Financial Statements for the First Half of the Fiscal Year Ending March 31, 2005 [U.S. Accounting Standards]

November 12, 2004

Listed Company: Wacoal Corp. Code Number: 3591 (URL http://www.wacoal.co.jp/)	Stock Exchanges: Tokyo, Osaka Location of Principal Office: Kyoto

Representative:	Position: President and Director Name: Yoshikata Tsukamoto
For Inquiries:	Position: Corporate Officer; Director of Finance, Corporate Planning Name: Ikuo Otani Tel: (075) 682-1010

Date of Meeting of Board of Directors to Approve Interim Financial Statements: November 12, 2004
Application of U.S. Accounting Standards: Yes

1.	Consolidated Results for the Six-Month Period Ended September 30, 2004 (April 1, 2004 to September 30, 2004) — Unaudited

(1)	Consolidated Business Results — Unaudited (Note) Amounts less than 1 million yen have been rounded off.

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Six-Month Period Ended September 30, 2004	83,242	(1.3)	11,292	87.5	11,187	67.1
Six-Month Period Ended September 30, 2003	84,347	(3.2)	6,021	(24.9)	6,694	(1.6)
Year Ended March 31, 2004	163,155	(0.3)	3,016	(58.5)	4,532	(1.6)

	Net Income		Net Income Per Share		Diluted Net Earnings Per Share
	Million Yen	%	Yen		Yen
Six-Month Period Ended September 30, 2004	6,495	46.8	45.12		—
Six-Month Period Ended September 30, 2003	4,424	7.9	30.18		—
Year Ended March 31, 2004	2,902	0.1	19.85		—

(Note)	(i)	Equity in income of equity-method investment:
Six-month period ended September 30, 2004: 463 million yen
Six-month period ended September 30, 2003: 382 million yen
The year ended March 31, 2004: 1,032 million yen
	(ii)	Average number of outstanding shares during the period (year) ended (consolidated):
September 30, 2004: 143,961,474 shares
September 30, 2003: 146,569,106 shares
March 31, 2004: 146,226,674 shares
	(iii)	Changes in accounting method: None
	(iv)	Percentages indicated under sales, operating income, pre-tax interim (current year) net income, and interim (current year) net income represent the increase/decrease compared to the previous six-month period.

(2)	Consolidated Financial Condition — Unaudited

		Total Shareholders’	Total Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
Six-Month Period Ended September 30, 2004	221,444	173,661	78.4	1,206.31
Six-Month Period Ended September 30, 2003	227,916	170,347	74.7	1,162.24
Year ended March 31, 2004	224,803	170,758	76.0	1,186.12

(Note)	Number of outstanding shares at end of the period (consolidated):
September 30, 2004: 143,960,102 shares
September 30, 2003: 146,567,476 shares
March 31, 2004: 143,963,825 shares

(3)	Consolidated Cash Flow Status — Unaudited

		Cash Flow provided by
	Cash Flow from	(used in) Investing	Cash Flow used in	Balance of Cash and Cash
	Operating Activities	Activities	Financing Activities	Equivalents at End of Year
	Million Yen	Million Yen	Million Yen	Million Yen
Six-Month Period Ended September 30, 2004	1,317	(1,516)	(2,676)	24,599
Six-Month Period Ended September 30, 2003	2,859	8,852	(2,102)	36,864
Year ended March 31, 2004	5,201	1,328	(6,138)	27,443

(4)	Items related to the Consolidation Criteria and Equity Method Application
Number of consolidated subsidiaries: 36 companies
Number of non-consolidated subsidiaries subject to equity method: None
Number of affiliated companies subject to equity method: 9 companies

(5)	Changes in the Consolidation Criteria and Equity Method Application Consolidated: (new) None (exception) 1 company Equity Method: (new) None (exception) None

2.	Forecast of Consolidated Results for the Year Ending March 31, 2005 (April 1, 2004 to March 31, 2005)

	Sales	Operating Income	Pre-tax Net Income	Net Income
	Million Yen	Million Yen	Million Yen	Million Yen
Annual	164,000	12,500	12,200	7,300

(Reference) Expected net earnings per share (annual basis): 50.71 yen

* The foregoing estimates are made based on information available as of the date this data was released, and actual results may significantly differ from estimates due to various factors arising in the future. Please refer to page 8 of the attachment for information relating to the foregoing estimates.

I. Status of Corporate Group

     Our corporate group consists of Wacoal Corp. (the “Company”), 36 subsidiaries and 9 affiliated companies, and is principally engaged in the manufacture and wholesale distribution of innerwear (mainly women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the wholesale and direct sales of certain products to consumers. The corporate group also conducts business in the areas of restaurant, culture, services and interior design.

     Segment information and a summary of Wacoal companies is as follows:

Business Segment	Operating Segment	Major Companies
Textile Goods and Related Products	Manufacturing and Sales Companies	Domestic	Wacoal Corp., Studio Five Corp. 1 Other Company
(Total: 3 Companies)
		Overseas	Wacoal America Inc., Wacoal China Co., Ltd., Shinyoung Wacoal Inc. (South Korea), Taiwan Wacoal Co., Ltd., Thai Wacoal Public Co., Ltd. 3 Other Companies
(Total: 8 Companies)
	Sales Companies	Domestic	Intimate Garden Corp., Une Nana Cool Corp. 1 Other Company
(Total: 3 Companies)
		Overseas	Wacoal Singapore Private Ltd., Wacoal Hong Kong Co., Ltd., Wacoal France S.A., Wacoal (UK) Ltd. 3 Other Companies
(Total: 7 Companies)
	Apparel Manufacturers	Domestic	Kyushu Wacoal Manufacturing Corp., Tokai Wacoal Sewing Corp., Niigata Wacoal Sewing Corp., Torica Inc. 4 Other Companies
(Total: 8 Companies)
		Overseas	Wacoal Dominicana Corp. (Dominican Republic)*1 Guandong Wacoal Inc. 2 Other Companies
(Total: 4 Companies)
	Other Textile Related Companies	Domestic	Wacoal Distribution Corp. 1 Other Company
(Total: 2 Companies)
		Overseas	Wacoal International Hong Kong Co., Ltd.
(Total: 1 Company)
Others	Cultural Business Service Companies	Domestic	Wacoal Corp., Wacoal Art Center Co., Ltd.
(Total: 2 Companies)
	Other Business Companies	Domestic	Wacoal Corp., Nanasai Co., Ltd., Wakoh Corp., Wacoal Service Co., Ltd., Kisco Co., Ltd., Wacoal Career Service Corp., House of Rose Co., Ltd.
(Total: 7 Companies)
		Overseas	Wacoal International Corp. (U.S.) Wacoal Investment Co., Ltd. (Taiwan) 1 Other Company
(Total: 3 Companies)

*[1]	“Saradona Mfg Corp.” changed its name to “Wacoal Dominicana Corp.” in May 2004.

Sales
Consumer Client
Sales
Domestic
Overseas
Sales
(North America District)
(Apparel Manufacturers: 8 Companies)
Kyushu Wacoal Sewing Corp.
Tokai Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
4 Other Companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Investment Company: 1 Company)
Wacoal International Corp. (U.S.)
Supply of Raw Materials
(Manufacturing and Sales Companies: 1 Company)
Wacoal America Inc. (U.S.)
Supply of Raw Materials
Supply of Goods
(Apparel Manufacturers: 2 Companies)
Wacoal Dominicana Corp. (Dominican Republic)
1 Other Company
(Sales Companies: 3 Companies)
Intimate Garden Corp.
Une Nana Cool Corp.
1 Other Company
Supply of Goods
Supply of Goods
(Sales Company: 1 Company)
Wacoal Sports Science Corp. (U.S.)
Supply of Goods
Supply of Goods
(European District)
(Sales Companies: 2 Companies)
Wacoal France S.A. (France)
Wacoal (UK) Ltd. (U.K.)
Supply of Goods
Wacoal Corp. the "Company"
(Manufacturing and Sales Companies: 2 Companies)
Studio Five Corp
1 Other Company
Supply of Goods
(Asian District)
(Investment Company: 2 Companies)
Wacoal Investment Co., Ltd. (Taiwan)
1 Other Company
(Other Textile Related Companies: 2 Companies)
Wacoal Distribution Corp.
1 Other Company
Provision of Business Services and Supply of Raw Materials
(Sales Company: 4 Companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
2 Other Companies
Supply of Goods
(Cultural Business Service Company: 1 Company)
Wacoal Art Center Co., Ltd.
Provision of Administrative Services
Supply of Goods
Supply of Raw Materials
(Manufacturing and Sales Companies: 9 Companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd
Thai Wacoal Public Co., Ltd. (Thailand)
4 Other Companies
Supply of Semi-manufactured Goods
(Other Business Companies: 6 Companies)
Nanasai Co., Ltd.
Wacoal Co., Ltd.
Wacoal Service Co., Ltd.
Kisco Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Provision of Sales Appliances and Business Services
Supply of Raw Materials
(Other Textile Related Company: 1 Company)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)

II. Management Policies

1.	Basic Business Policy

     As a “Female Affinity Company”, our group endeavors to support a beautiful lifestyle for women. By capturing both body and mind, and by working to support each and every woman’s expression of their own inner and outer beauty, we are working actively to develop our “Body Designing Business.” In order to put this theme into action, and to gain the loyalty of our customers, we will provide “Authentic Value” through beauty, comfort and health products and services in our “Intimate Apparel” and “Wellness” businesses. We believe that such business activities will appeal to customers and enhance their loyalty to our “Wacoal” corporate brand. We believe that becoming a continually growing company by gaining customer support through these business activities, will also lead to increasing shareholder value. Under the assumption that the expansion of business operations will increase profits and contribute to employee job satisfaction, we will endeavor to seize markets and create new value.

     In the meantime, we recognize that it is essential to engage in CSR (“Corporate Social Responsibility”) activities—such as involvement in environmental issues—in order to gain trust and support from society. We believe that operating our business with due attention to CSR, and promoting activities that contribute to society in areas where we can make the most of Wacoal’s originality, is part of improving our brand power and establishing our competitive position.

2.	Basic Policy Regarding the Distribution of Profits

     With respect to our dividend policy, we will endeavor to continue our pattern of steady dividends, all the while giving consideration to the appropriate dividend payout.

     Moreover, as part of increasing shareholder value and returning profits to shareholders, we have over the last four years repurchased and cancelled a total of 10,100,000 shares of the Company. We will continue to examine such measures in the future.

     As regarding our internal reserves, we have actively invested in existing sales markets, developing new “SPA” (Special Retailer of Private Label Apparel) stores, developing points of contact with customers, and launching new overseas business locations. We hope that these efforts will benefit our shareholders by improving future profits.

3.	Concept and Policy Regarding Lowering the Price of the Investment Unit

     It is important that our group promotes the long-term stable retention of our company shares by investors, while also broadening our investor base. To do so, we believe lowering the price of the investment unit for the benefit of individual investors to be an effective measure. Going forward, taking stock market trends into consideration and examining the necessary costs and effects of this policy, we will proceed to take careful measures while attaching great importance to shareholders.

4.	Measures for Business Targets

     For the near future, our target is to achieve ROE (return on equity) of 6% or higher and an operating income margin of 9% or higher.

5.	Our Medium- and Long-Term Business Strategy

     To take the full advantage of limited management resources, we will “select and focus business operations” by concentrating management resources on competitive areas to increase profits, while also expanding our business operations by broadening the scope of such competitive areas and fields. In this respect, we have been conducting a positioning analysis of our business portfolio based on profitability and growth potential. As key factors in our future growth, we aim to further strengthen the market position of our Wacoal and Wing brand inner wear businesses, which are both highly profitable and showing stable growth, and at the same time increase the profitability of our catalogue, wellness and SPA businesses, which are expected to have growth potential but which have yet to achieve full profitability. We will implement three-year priority policies for the expansion of these business operations, and will actively invest in these areas.

     With an aim towards corporate sustainability and social responsibility, we will develop a framework to address corporate ethics and environmental issues.

Priority Policies

(1)	Core brands (Wacoal and Wing)

For our Wacoal brand, we will expand our points of contact with, and services to, customers by improving existing sales floors and developing “theme solution” operations (sales floors structured to meet the specific needs of customers) aimed at the middle-aged and senior market. Moving outside of the intimate apparel category, we will differentiate ourselves and enhance our competitiveness by creating sales locations in the same complexes as our Wellness business. Through these activities, we will address decreasing sales in certain channels, and aim to improve operating profit margin through promoting structural reforms.

For our Wing brand, including products that are part of our promotional campaigns, we will actively expand points of contact with customers by utilizing our catalogue and internet channels and launching direct sales stores in urban areas. As we look for new sales channels, we will invest in brand quality in order to maintain our position and competitiveness outside of existing chain stores, and we will seek to expand sales while maintaining our current operating profit ratio.

(2)	Promotion of SPA business

We will increase the number of stores for four existing brands (une nana cool, Subito, Amphi and Sur la plage) and aim to achieve a profit in the fiscal year ending March 2007.

(3)	Promotion of Wellness business

We will concentrate providing value in “comfort” and “health”, and create points of contact and sales floors based on each of these themes and that go beyond product categories. Area of business operations will be expanded to include “competitive sport” and “care” in addition to the current core area of “conditioning.” We will actively invest in the core brand “CW-X” to promote it as a worldwide strategic product. By implementing these policies, we aim to increase sales and improve the operating profit ratio.

(4)	Promotion of catalogue and internet sales

In addition to catalogue sales, we plan on taking advantage of the rapid spread of the Internet to build new points of contact with customers, while also maintaining the operating profit ratio and working to increase sales.

(5)	Strategic investment in the Chinese market

We do not intend to merely compete for sales in the mass market in China, but regard it as a future leading market in Asia and plan on investing in marketing to ensure high brand recognition. We will expand our business in China, with the aim to achieve a profit in the fiscal year ending March 2007.

Corporate Social Responsibility

(1)	Business compliance practices

We believe that the practice of business compliance includes observance of laws and social standards, complying with internal controls based on the basic principles of our corporation, and sincerely responding to various social requirements. Since its establishment, Wacoal has strictly prohibited unlawful activities, and going forward will work to further strengthen our internal compliance system. Based on our “Corporate Ethics—Wacoal’s Action Agenda”, established for reviewing various corporate activities from the viewpoint of business compliance, and our “Code of Ethics for Officers and Employees”, established in response to the U.S. Sarbanes-Oxley Act, we will fully enforce business compliance internally, as well as at our domestic and overseas affiliates, while also responding to changes within and outside the company.

(2)	Promotion of environmental management

Since fiscal year 2000, Wacoal has been working to build an environmental management system. In February 2001, we obtained ISO 14001 certification for both our Kyoto business office and for Nagasaki Wacoal Sewing Corp. (currently Kyushu Wacoal Manufacturing Corp.). Going forward, we will promote our environmental management system group-wide, with an aim towards giving the highest level of attention to environmental matters in the industry.

(3)	Promotion of social contribution activities

Since 1974, we have been engaged in the “Remamma” business, providing innerwear and swimsuits developed for women who underwent mastectomy for breast cancer as well as free consultation and trial fitting throughout the country. Further, as a “Company to Co-exist with Women”, we have been engaged in social contribution activities through our “Pink Ribbon Project” (activities to promote the early detection of breast cancer).

6.	Status of and Basic Policy Regarding Corporate Governance

     The goal of our basic corporate governance policy is to promote our corporate values in a stable manner, through improving management efficiency and transparency from the viewpoint of all stakeholders, including customers and shareholders.

     Specifically, we have reformed our corporate organization and meeting procedures to reinforce the decision-making and supervising authority of the board of directors and to clarify responsibilities for business operations. In June 2002, the Company introduced a new corporate officer system, and decreased the number of directors from 16 to 13. Since then, the number of directors has been further decreased to 8. In line with the introduction of the corporate officer system, we have established meetings of corporate officers to review the business plans of each business section, report quarterly results, and communicate various instructions and information. Currently, such meetings consist of the directors, 20 corporate officers, and 2 full time corporate auditors. When analyzing and reviewing business plans based on corporate-wide policy, the meetings are operated as business strategy meetings.

     In order to increase transparency regarding managerial matters, we have enhanced our IR (“Investor Relations”) activities and made our utmost efforts to actively disclose information to our shareholders and investors. Furthermore, the Company established a Disclosure Committee in August 2003 to develop corporate governance and ensure the creditability of disclosures of financial information.

     Regarding the implementation of corporate ethics practices, in April, 2002, we inaugurated our Corporate Ethics Implementation Committee, and enacted “Corporate Ethics—Wacoal’s Action Agenda” as a guideline for directors, corporate officers and employees. In addition, we have been working to promote corporate ethics through seminars. In addition, we enacted a “Code of Ethics for Directors and Employees” in May 2004, in response to the U.S. Sarbanes-Oxley Act.

     The following chart shows our system of corporate governance.

(As of September 1, 2004)

As of September 1, 2004

III. Business Results and Financial Condition

1.	Business Results

     During the six-month period ended September 30, 2004, the Japanese economy was recovering with improvement in corporate profits as well as strong consumer spending, such as the demand for home electronics products associated with the Olympic games. Overseas, the U.S. economy shows steady recovery and the Asian economy is moving from recovery to expansion.

     Business results in the woman’s fashion industry were affected by lower turnout due to various factors including a long rainy season, a series of typhoons, broadcast of the Olympic games and the heat wave in the summer. As a result, overall business results were low.

     In this environment, we sought to improve the strength of our products and to develop products centered on consumer needs focusing on innerwear while developing new points of contact with customers through directly managed stores. With respect to the Wacoal brand, the spring campaign product “Kanjiru Bra” and “Shakitto Bra”, the summer campaign product “T-Shirt Bra NAMI NAMI” and the autumn campaign product “Kanjiru Bra” and “Shakitto Bra”, were featured. These campaign products had been well received by consumers for their superior function and design, but did not reach the anticipated sales volume as they were the improved versions of the same product from the previous season and were not appealing enough as new products. As the overall retail industry faced lower turnout, our core product group including those campaign products showed slow sales. High quality brands “Parfage” and “Salute”, promoted through department store and boutique channels and high value-added brands “La Vie Aisée” and “Gra-P” innerwear, targeting the middle-aged and senior market, is showing steady results. As for our Wing brand, the spring campaign product “Natural Up Bra” and “Natural Fit Bra” were slightly below the sales target, while the summer campaign product “T-Shirts Bra” and autumn campaign product “Arrange Bra”, “Natural Fit Bra” and “Kyutto Up Bra” performed well and exceeded the sales target.

     Aimed at developing new channels and points of contact with customers, the SPA business is starting to show steady development, with increased brand recognition and increase in both the number of stores and sales amount.

     In other areas, our catalogue business struggled overall and fell short of last year’s results, except for internet sales. In our Wellness business, our main product, sports conditioning wear “CW-X” showed steady increase, thanks to an increase in brand recognition and active expansion of sales floors. In addition, “Wacoal Panty Stocking”, a collaborative product with Seven-Eleven Japan, Co., Ltd. launched in the spring 2004, showed favorable sales exceeding the target.

     With regard to our overseas business, in Asian countries, the “T-Shirt Bra NAMI NAMI” Asian campaign involving the sale of the same product to China, Hong Kong and Taiwan simultaneously with Japan, performed well; however, there were also sales regions where sales were slow, such as Thailand, Korea and the Philippines. The U.S. market showed steady recovery and sales in middle and upscale department stores were favorable, which contributed to Wacoal America’s sales since it sold through those channels, but the yen-based results were affected by the rise of the yen and were below the results of the previous six-month period.

     Consolidated sales for this six-month period were 83,242 million yen, a 1.3% decrease compared to the previous six-month period.

     In terms of profit, in September 2004 we returned the substitutional portion of the employee pension fund of Wacoal Corp. to the Japanese government and reported 7,100 million yen as government subsidy and 928 million yen as additional net periodic pension cost from the return of such substitutional portion of the employee pension fund. As for the non-consolidated financial statements, 5,577 million yen was reported as extraordinary gains during the previous fiscal year as the gain from the return of the substitutional portion of the employee pension fund. As a result, operating income for this six-month period was 11,292 million yen, a 87.5% increase compared to the previous fiscal year.

     Pre-tax net income for the current six-month period was 11,187 million yen, a 67.1% increase compared to the previous six-month period, and net income for the current six-month period was 6,495 million yen, a 46.8% increase compared to the previous six-month period.

     Regarding sales by business category, current six-month period sales of “textile goods and related products” were 76,232 million yen, a 1.1% decrease compared to the previous six-month period. “Other” sales during the current six-month period were 7,010 million yen, a 3.9% decrease compared to the previous six-month period.

     Regarding sales by location, “Japan” represented 74,381 million yen, accounting for 89.4% of group sales, whereas “Asia” accounted for 3.2% and “Europe and the U.S.” accounted for 7.4%.

2.	Financial Condition

     As a result of reporting net income of 6,495 million yen (including gains from the return of the substitutional portion of the employee pension fund which does not require any cost of cash) etc., cash flow from operating activities during this six-month period was 1,317 million yen.

     Cash flow relating to investing activities amounted to an expenditure of 1,516 million yen as a result of acquisition of securities, etc.

     Cash flow related to financing activities amounted to an expenditure of 2,676 million yen, due mainly to the payment of dividends.

     The balance of cash and cash equivalent for the end of this six-month period, calculated by the total of the above deducted by the exchange difference on cash and cash equivalents, was 24,599 million yen, a 2,844 million yen decrease compared to the previous fiscal year.

     Free cash flow, which has been calculated by subtracting the amount of capital investment from operating activities cash flow, amounted to an expenditure of 321 million yen.

Trends in certain cash-flow indicators — Unaudited

	Six-Month Period	Fiscal Year	Six-Month Period
	ended September 30, 2003	ended March 31, 2004	ended September 30, 2004
Equity ratio (%)	74.7	76.0	78.4
Equity ratio based on the market value (%)	60.4	67.9	70.2
Debt redemption years (years)	—	0.8	—
Interest coverage ratio (times)	42.0	46.0	33.8

     Equity ratio=shareholders’ equity/total assets
     Equity ratio based on the market value=aggregate market value of shareholders’ equity/total assets
     Debt redemption years=interest-bearing debt/cash flow from operating activities
     Interest coverage ratio=cash flow from operating activities/interest payment

3.	Forecast for the Fiscal Year End

     Regarding overall business conditions, the domestic economy shows steady recovery as corporate revenues and business sentiment improve, and consumer spending is gently increasing, thanks to improved consumer confidence. As for other countries, the economy in Europe, U.S. and Asia has been recovering overall, although the effect of inflating oil prices cannot be ignored.

     In the domestic women’s fashion industry, although improvement of consumer spending is expected due to economic recovery, sales of apparel in large-size retail stores are still low, and harsh market conditions are expected to continue.

     Under these circumstances, the Wacoal group will make further efforts to develop products that are specific to each generation of consumers, and we will aggressively pursue our goal of increasing our points of contact with consumers based on our mid-term business plan.

     Our target for the fiscal year end is to achieve sales of 164,000 million yen, operating income of 12,500 million yen, pre-tax net income of 12,200 million yen, and net income of 7,300 million yen.

     Concerning the dividend for this fiscal year, as previously announced, the dividend payable is expected to be 15.00 yen per share.

IV-1. Interim Consolidated Balance Sheet — Unaudited

	Current Six-Month Period	Previous Fiscal Year	Amount	Previous Six-Month Period
Accounts	As of Sept. 30, 2004	As of March 31, 2004	Increased/Decreased	As of Sept. 30, 2003
(Assets)	Million Yen	Million Yen	Million Yen	Million Yen
Current assets
Cash and bank deposits	7,157	6,847	310	16,784
Time deposits	17,442	20,596	(3,154)	20,080
Marketable securities	40,303	44,316	(4,013)	39,220
Receivables
Notes receivable	1,530	1,226	304	1,288
Accounts receivable — trade	23,258	19,053	4,205	23,577

	24,788	20,279	4,509	24,865
Allowance for returns and doubtful receivables	(2,867)	(2,140)	(727)	(2,889)

	21,921	18,139	3,782	21,976
Inventories	25,912	26,060	(148)	25,956
Deferred tax assets	5,225	5,219	6	4,991
Other current assets	4,584	1,868	2,716	1,579

Total current assets	122,544	123,045	(501)	130,586
Tangible fixed assets
Land	19,955	19,910	45	22,422
Buildings and structures	56,020	55,879	141	56,069
Machinery and equipment	12,339	12,413	(74)	12,407
Construction in progress	958	370	588	40

	89,272	88,572	700	90,938
Accumulated depreciation	(39,242)	(38,640)	(602)	(37,820)

Net tangible fixed assets	50,030	49,932	98	53,118
Other assets
Investments in affiliated companies	12,772	12,838	(66)	11,300
Investments	27,078	29,872	(2,794)	24,481
Deferred tax assets	700	959	(259)	849
Lease deposits and others	8,320	8,157	163	7,582

Total other assets	48,870	51,826	(2,956)	44,212

Total Assets	221,444	224,803	(3,359)	227,916

(Note) Increase or decrease shows the difference between the current six-month period and the previous fiscal year.

	Current Six-Month Period	Previous Fiscal Year	Amount	Previous Six-Month Period
Accounts	As of Sept. 30, 2004	As of March 31, 2004	Increased/Decreased	As of Sept. 30, 2003
(Liabilities, minority interests and shareholders’ equity)	Million Yen	Million Yen	Million Yen	Million Yen
Current Liabilities
Short-term bank loans	3,544	3,954	(410)	5,558
Payables
Notes payable	2,388	2,885	(497)	2,504
Accounts payable-trade	10,118	9,343	775	10,808

	12,506	12,228	278	13,312
Accounts payable	4,649	5,340	(691)	4,197
Accrued payroll and bonuses	6,580	6,895	(315)	7,235
Accrued corporate taxes, etc.	2,481	2,724	(243)	3,320
Current portion of long-term debt	275	374	(99)	193

Other current liabilities	2,530	1,579	951	1,705
Total current liabilities	32,565	33,094	(529)	35,520
Long-term liabilities
Long-term debt	126	122	4	410
Customer deposits	788	805	(17)	821
Reserves for retirement benefit	7,868	14,794	(6,926)	17,620
Deferred tax liability	4,554	3,424	1,130	1,463

Total long-term liabilities	13,336	19,145	(5,809)	20,314
Minority interests	1,882	1,806	76	1,735
Shareholders’ equity
Common stock	13,260	13,260	—	13,260
Additional paid-in capital	25,242	25,242	—	25,242
Retained earnings	134,277	129,941	4,336	133,912
Accumulated other comprehensive income (loss)
Foreign currency exchange adjustment	(3,649)	(3,512)	(137)	(1,993)
Unrealized gain/(loss) on securities	4,807	6,831	(2,024)	3,512
Additional minimum pension liability	(222)	(954)	732	(3,541)
Treasury stock	(54)	(50)	(4)	(45)

Total shareholders’ equity	173,661	170,758	2,903	170,347

Total liabilities, minority interests and shareholders’ equity	221,444	224,803	(3,359)	227,916

(Note) Increase or decrease shows the difference between the current six-month period and the previous fiscal year.

IV-2. Interim Consolidated Income Statement — Unaudited

	Current Six-Month Period		Previous Six-Month Period			Previous Year
	From April 1, 2004		From April 1, 2003		Amount	From April 1, 2003
Accounts	To September 30, 2004		To September 30, 2003		Increased/Decreased	To March 31, 2004
	Million Yen	%	Million Yen	%	Million Yen	Million Yen	%
Sales	83,242	100.0	84,347	100.0	(1,105)	163,155	100.0
Operating expenses
Cost of sales	41,914	50.3	42,348	50.2	(434)	84,638	51.9
Selling, general and administrative expenses	37,136	44.6	35,978	42.7	1,158	72,927	44.7
Government subsidy	(7,100)	(8.5)	—	—	(7,100)	—	—
Impairment charges on long-lived assets	—	—	—	—	—	2,574	1.6

Total operating expenses	71,950	86.4	78,326	92.9	(6,376)	160,139	98.2

Operating income	11,292	13.6	6,021	7.1	5,271	3,016	1.8
Other income and (expenses)
Interest income	91	0.1	133	0.2	(42)	225	0.1
Interest expense	(39)	(0.0)	(68)	(0.1)	29	(113)	(0.0)
Dividend income	151	0.2	124	0.2	27	256	0.2
Gain on sale of investment	16	0.0	436	0.5	(420)	932	0.6
Valuation loss on investment in securities	(294)	(0.4)	(101)	(0.1)	(193)	(142)	(0.1)
Others (net)	(30)	(0.0)	149	0.2	(179)	358	0.2

Total other income (expense), net	(105)	(0.1)	673	0.9	(778)	1,516	1.0

Income before income taxes, equity in net income of affiliated companies and minority interests	11,187	13.5	6,694	8.0	4,493	4,532	2.8

Income taxes
Current	2,717	3.3	3,547	4.2	(830)	5,774	3.5
Deferred	2,295	2.8	(955)	(1.1)	3,250	(3,254)	(2.0)

Total income taxes	5,012	6.1	2,592	3.1	2,420	2,520	1.5

Income before equity in net income of affiliated companies and minority interests	6,175	7.4	4,102	4.9	2,073	2,012	1.3
Equity in net income of affiliated companies	463	0.6	382	0.4	81	1,032	0.6
Minority interests	(143)	(0.2)	(60)	(0.1)	(83)	(142)	(0.1)

Net income	6,495	7.8	4,424	5.2	2,071	2,902	1.8

Earnings per share	45.12		30.18			19.85

(Note) Increase or decrease shows the difference between the current six-month period and the previous six-month period.

IV-3. Interim Consolidated Comprehensive Income Statement — Unaudited

	Current Six-Month Period	Previous Six-Month Period		Previous Fiscal Year
	From April 1, 2004	From April 1, 2003	Amount	From April 1, 2003
Accounts	To September 30, 2004	To September 30, 2003	Increased/Decreased	To March 31, 2004
	Million Yen	Million Yen	Million Yen	Million Yen
Net income	6,495	4,424	2,071	2,902

Other comprehensive income (loss) — after adjustment of tax effect
Foreign currency exchange adjustment	(137)	(46)	(91)	(1,565)
Net unrealized gain on securities	(2,024)	4,358	(6,382)	7,677
Minimum pension liability adjustment	732	2,752	(2,020)	5,339

Total of other comprehensive income (loss)	(1,429)	7,064	(8,493)	11,451

Comprehensive income	5,066	11,488	(6,422)	14,353

(Note) Increase or decrease shows the difference between the current six-month period and the previous six-month period.

IV-4. Interim Consolidated Shareholders’ Equity Statement — Unaudited

Current Six-Month Period

					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
		Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2004	143,964	13,260	25,242	129,941	2,365	(50)
Net income				6,495
Other comprehensive loss					(1,429)
Cash dividends paid (15.0 yen per 1 share)				(2,159)
Purchase of treasury stock	(4)					(4)

As of September 30, 2004	143,960	13,260	25,242	134,277	936	(54)

Previous Six-Month Period

					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
		Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2003	146,570	13,260	25,242	131,466	(9,086)	(43)
Net income				4,424
Other comprehensive income					7,064
Cash dividends paid (13.5 yen per 1 share)				(1,978)
Purchase of treasury stock	(3)					(2)

As of September 30, 2003	146,567	13,260	25,242	133,912	(2,022)	(45)

Previous fiscal year

					Accumulated
	No. of shares		Additional		other
	held outside	Common	Paid-in	Retained	comprehensive	Treasury
	of company	Stock	Capital	Earnings	income	stock
		Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2003	146,570	13,260	25,242	131,466	(9,086)	(43)
Net income				2,902
Other comprehensive income					11,451
Cash dividends paid (13.5 yen per 1 share)				(1,978)
Retirement of treasury stock	(2,600)			(2,449)
Purchase of treasury stock	(6)					(7)

As of March 31, 2004	143,964	13,260	25,242	129,941	2,365	(50)

IV-5. Interim Consolidated Cash Flow Statement — Unaudited

				Current	Previous
				Six-Month Period	Six-Month Period	Previous Fiscal Year
				From April 1, 2004	From April 1, 2003	From April 1, 2003
Accounts				To Sept. 30, 2004	To Sept. 30, 2003	To March 31, 2004
				Million Yen	Million Yen	Million Yen
I.			Operating activities
	1.		Net income	6,495	4,424	2,902
	2.		Adjustment of net income to cash flow from
			operating activities
		(1)	Depreciation and amortization	1,614	1,464	3,081
		(2)	Deferred taxes	2,295	(955)	(3,254)
		(3)	Gain/loss on sale of fixed assets	36	308	455
		(4)	Impairment loss on fixed assets	—	—	2,574
		(5)	Valuation loss on investment in securities	294	101	142
		(6)	Gain on sale of investment	(16)	(436)	(932)
		(7)	Equity in net income of affiliated companies	(102)	(116)	(726)
		(8)	Changes in assets and liabilities
			Increase in receivables	(4,513)	(4,413)	(46)
			Decrease (increase) in inventories	145	(1,591)	(2,124)
			Decrease (increase) in other current assets	762	486	(346)
			Increase (decrease) in payables	(177)	1,067	1,020
			Increase (decrease) in reserves for retirement benefits	(5,684)	1,644	3,212
			Increase (decrease) in accrued expenses and other current liabilities	(557)	238	(657)
		(9)	Others	725	638	(100)

			Net cash flow from operating activities	1,317	2,859	5,201
II.			Investing activities
	1.		Proceeds from sale and redemption of marketable securities	23,873	32,279	59,977
	2.		Acquisition of marketable securities	(19,885)	(22,810)	(56,019)
	3.		Proceeds from sales of fixed assets	29	265	369
	4.		Acquisition of tangible fixed assets	(1,638)	(1,045)	(2,338)
	5.		Proceeds from sale and redemption of investments	25	487	2,130
	6.		Acquisition of investments in affiliated companies	(15)	(253)	(1,690)
	7.		Acquisition of investments	(906)	(5)	(776)
	8.		Increase in other assets	(2,999)	(66)	(325)

			Net cash flow provided by (used in) investing activities	(1,516)	8,852	1,328
III.			Financing activities
	1.		Decrease in short-term bank loans	(417)	(114)	(1,595)
	2.		Proceeds from long-term debt	78	204	49
	3.		Repayment of long-term debt	(174)	(212)	(158)
	4.		Purchase of treasury stock	(4)	(2)	(2,456)
	5.		Dividends paid in cash	(2,159)	(1,978)	(1,978)

			Net cash flow used in financing activities	(2,676)	(2,102)	(6,138)

IV.			Effect of exchange rate on cash and cash equivalents	31	9	(194)

V.			Increase/decrease in cash and cash equivalents	(2,844)	9,618	197
VI.			Initial balance of cash and cash equivalents	27,443	27,246	27,246

VII.			Period (Year) end balance of cash and cash equivalents	24,599	36,864	27,443

Additional Information
			Cash paid for
			Interest	41	71	114
			Income taxes, etc.	2,960	3,023	5,846

IV-6. Basic Matters in Preparing Interim Consolidated Financial Statements

1.	Matters Regarding the Scope of Consolidation and Application of the Equity Method

Major consolidated subsidiaries:

Studio Five Corp., Kyushu Wacoal Sewing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co., Ltd. and Wacoal China Co., Ltd.

Major affiliated companies:

Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.

2.	Matters Regarding Changes in Consolidation

Consolidation (excluded): Kumamoto Wacoal Sewing Corp.

3.	Standard of Preparation of Interim Consolidated Financial Statements

The interim consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States for the issuance of American Depositary Receipts (ADR)(hereinafter referred to as the “U.S. Accounting Standards”). Various laws and ordinances relating to accounting in the U.S. include Accounting Series Releases Regarding Reporting to and Filing with the Security Exchange Commission (Regulation S-X), and the U.S. Accounting Standards include the standard of the Financial Accounting Standards Board (FASB), the guidelines of the Accounting Principles Board (APB), and the Accounting Research Bulletin (ARB) of the Committee on Accounting Procedures, among others. Thus, the contents are different from what is prepared in accordance with the “Standards of Preparation of Interim Consolidated Financial Statements in Japan” and the “Rules of Preparation of Interim Consolidated Financial Statements.” However, the segment information has been prepared in accordance with the “Principles of Preparation of Interim Consolidated Financial Statements.”

4.	Significant Accounting Policies

(1)	Valuation Standard of Inventories

The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued under the lower cost accounting method.

(2)	Valuation Standard of Tangible Fixed Assets and Method of Depreciation

Tangible fixed assets are valued at its acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of the assets (the lease term is used for capitalized leased assets).

(3)	Valuation Method of Marketable Securities and Investment Securities

Based on the provisions of FASB Standard No. 115, marketable securities and investment securities have been classified as available for sale securities, and valued at its fair value. Moreover, unrealized valuation profit/loss is classified and included in accumulated other comprehensive income (loss) within shareholders’ equity.

(4)	Reserve for Retirement Benefits

This is accounted for based on the provisions of FASB Standard No. 87.

Further, as regarding the return of the substitutional portion of the employee pension fund, the Emerging Task Force Standards 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” was applied.

(5)	Lease Transactions

Based on the provisions of FASB Standard No. 13, capital leases have been capitalized at fair value of the lease payments and the corresponding unpaid liabilities have been reported.

(6)	Accounting Procedure for Consumption Tax, etc.

Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

(7)	Interim Consolidated Cash Flow Statement

Upon preparing the consolidated cash flow statements, time deposits and certificate of deposits with original maturities of three (3) months or less have been included in cash and cash equivalents.

(Notes)

1.	Market Value, etc. of Securities — Unaudited

(Unit: Million Yen)

	Current Six-Month period				Previous Six-Month Period				Previous Fiscal Year
	As of September 30, 2004				As of September 30, 2003				As of March 31, 2004
		Total	Total			Total	Total			Total	Total
	Acquisition	Unrealized	Unrealized	Fair	Acquisition	Unrealized	Unrealized	Fair	Acquisition	Unrealized	Unrealized	Fair
	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value
Securities
Government Bonds, local government bonds	4,324	10	1	4,333	2,726	0	12	2,714	2,722	2	4	2,720
Corporate Bonds	19,109	20	2	19,127	18,292	17	7	18,302	22,962	19	4	22,977
Bank Bonds	13,674	93	5	13,762	15,184	67	7	15,244	12,781	87	5	12,863
Trust Fund	3,065	38	22	3,081	2,924	40	4	2,960	5,722	43	9	5,756

Total	40,172	161	30	40,303	39,126	124	30	39,220	44,187	151	22	44,316

Investment Equities	15,873	10,563	167	26,269	15,718	8,578	161	24,135	15,457	13,805	6	29,256

Total	15,873	10,563	167	26,269	15,718	8,578	161	24,135	15,457	13,805	6	29,256

2.	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

In order to prepare for the fluctuation risk of the foreign currency exchange rate and interest, forward exchange contracts have been utilized as financial derivative products. There are forward exchange transactions (dollar-buying, yen-selling) which are non-market transactions. Nevertheless, indications thereof have been omitted as the valuation profit/loss and contract amounts are of little importance.

V. Segment Information — Unaudited

(1)	Segment Information by Type of Business

Current six-month period (April 1, 2004 to September 30, 2004)

(Unit: Million Yen)

		Textile goods and			Elimination or
		related products	Others	Total	corporate	Consolidated
Sales and operating income/loss
(1)	Sales to outside customers	76,232	7,010	83,242	—	83,242
(2)	Internal sales or transfer among segments	—	2,001	2,001	(2,001)	—

	Total	76,232	9,011	85,243	(2,001)	83,242

	Operating expenses	71,573	8,958	80,531	(8,581)	71,950
	Operating income	4,659	53	4,712	6,580	11,292

Previous six-month period (April 1, 2003 to September 30, 2003)

(Unit: Million Yen)

		Textile goods and			Elimination or
		related products	Others	Total	corporate	Consolidated
Sales and operating income/loss
(1)	Sales to outside customers	77,052	7,295	84,347	—	84,347
(2)	Internal sales or transfer among segments	—	3,784	3,784	(3,784)	—

	Total	77,052	11,079	88,131	(3,784)	84,347

	Operating expenses	70,319	10,961	81,280	(2,954)	78,326
	Operating income	6,733	118	6,851	(830)	6,021

Previous fiscal year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

		Textile goods and			Elimination or
		related products	Others	Total	corporate	Consolidated
Sales and operating income/loss
(1)	Sales to outside customers	146,945	16,210	163,155	—	163,155
(2)	Internal sales or transfer among segments	—	3,697	3,697	(3,697)	—

	Total	146,945	19,907	166,852	(3,697)	163,155

	Operating expenses	140,729	21,447	162,176	(2,037)	160,139
	Operating income	6,216	(1,540)	4,676	(1,660)	3,016

(Note)	1.	Segment information is prepared based on the “Rules of Preparation of Interim Consolidated Financial Statements.”
	2.	Business classification is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.
	3.	Core products of respective businesses:
		Textile goods and related products:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

(2)	Segment Information by Location

Current six-month period (April 1, 2004 to September 30, 2004)

(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	74,381	2,716	6,145	83,242	—	83,242
(2) Internal sales or transfer among segments	488	2,006	—	2,494	(2,494)	—

Total	74,869	4,722	6,145	85,736	(2,494)	83,242

Operating expenses	71,380	4,241	5,403	81,024	(9,074)	71,950
Operating income	3,489	481	742	4,712	6,580	11,292

Previous six-month period (April 1, 2003 to September 30, 2003)

(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	75,245	2,651	6,451	84,347	—	84,347
(2) Internal sales or transfer among segments	476	1,965	—	2,441	(2,441)	—

Total	75,721	4,616	6,451	86,788	(2,441)	84,347

Operating expenses	69,903	4,285	5,749	79,937	(1,611)	78,326
Operating income	5,818	331	702	6,851	(830)	6,021

Previous fiscal year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales and operating income/loss
(1) Sales to outside customers	144,896	4,957	13,302	163,155	—	163,155
(2) Internal sales or transfer among segments	912	3,895	1	4,808	(4,808)	—

Total	145,808	8,852	13,303	167,963	(4,808)	163,155

Operating expenses	143,033	8,338	11,916	163,287	(3,148)	160,139
Operating income	2,775	514	1,387	4,676	(1,660)	3,016

(Note)	1.	Segment information is prepared based on the “Rules of Preparation of Interim Consolidated Financial Statements.”
	2.	Main countries and areas belonging to classifications other than Japan Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

(3)	Overseas Sales

Current six-month period (April 1, 2004 to September 30, 2004)

(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	2,716	6,145	8,861
II. Consolidated sales	—	—	83,242
III. Ratio of overseas sales in consolidated sales	3.2%	7.4%	10.6%

Previous six-month period (April 1, 2003 to September 30, 2003)

(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	2,651	6,451	9,102
II. Consolidated sales	—	—	84,347
III. Ratio of overseas sales in consolidated sales	3.1%	7.7%	10.8%

Previous fiscal year (April 1, 2003 to March 31, 2004)

(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	4,957	13,302	18,259
II. Consolidated sales	—	—	163,155
III. Ratio of overseas sales in consolidated sales	3.0%	8.2%	11.2%

(Note)	1.	Segment information is prepared based on the “Rules of Preparation of Interim Consolidated Financial Statements.”
	2.	Main countries and areas belonging to classifications other than Japan Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

VI. Status of Production and Sales — Unaudited

(1)	Production Results

	Current Six-Month Period		Previous Year		Previous Fiscal Year
	From April 1, 2004		From April 1, 2003		From April 1, 2003
	To September 30, 2004		To September 30, 2003		To March 31, 2004

		Distribution		Distribution		Distribution
Segment name by type of business	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	35,213	100.0	36,731	100.0	70,572	100.0

(2)	Sales Results

		Current Six-Month Period		Previous Year		Previous Fiscal Year
		From April 1, 2004		From April 1, 2003		From April 1, 2003
		To September 30, 2004		To September 30, 2003		To March 31, 2004

			Distribution		Distribution		Distribution
Segment name by type of business		Amount	Ratio	Amount	Ratio	Amount	Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
	Innerwear
	Foundation and lingerie	61,244	73.6	61,721	73.2	115,674	70.9
	Nightwear	5,364	6.4	6,117	7.2	11,823	7.2
Textile	Children’s underwear	1,247	1.5	1,226	1.5	2,583	1.6
goods
and	Subtotal	67,855	81.5	69,064	81.9	130,080	79.7
related
products	Outerwear/Sportswear	4,948	6.0	5,002	5.9	10,409	6.4

	Hosiery	1,064	1.3	736	0.9	1,798	1.1

	Other textile goods and related products	2,365	2.8	2,250	2.7	4,658	2.9

	Total	76,232	91.6	77,052	91.4	146,945	90.1

Others		7,010	8.4	7,295	8.6	16,210	9.9

Total		83,242	100.0	84,347	100.0	163,155	100.0

VII. Summary of Interim Non-Consolidated Financial Statements
for the First Half of the Fiscal Year Ending March 31, 2005

November 12, 2004

Listed Company: Wacoal Corporation	Stock Exchanges: Tokyo, Osaka
Code Number: 3591	Location of Principal Office: Kyoto
( URL http://www.wacoal.co.jp/ )

Representative:	Position: President and Director
Name: Yoshitaka Tsukamoto
Position: Corporate Officer; Director of Finance, Corporate Planning
Name: Ikuo Otani Tel: (075) 682-1010

Date of Meeting of Board of Directors to Approve Interim Financial Statements: November 12, 2004
Existence of Interim Dividend System: None
Adoption of Unit Share System: Yes (1 Unit: 1,000 shares)

1.	Results for the Six-Month Period Ended September 30, 2004 (April 1, 2004 to September 30, 2004) — Unaudited

(1)	Business Results — Unaudited (Note) Amounts less than 1 million yen have been rounded off.

	Sales		Operating Income		Ordinary Income
	Million Yen	%	Million Yen	%	Million Yen	%
Six-Month Period Ended September 30, 2004	68,451	(0.0)	4,321	(22.6)	5,492	(16.2)
Six-Month Period Ended September 30, 2003	68,464	(1.1)	5,581	(17.9)	6,556	(15.5)
Year Ended March 2004	128,496	(0.1)	5,775	(29.3)	7,152	(24.8)

			Net Income
	Net Income		Per Share
	Million Yen	%	Yen
Six-Month Period Ended September 30, 2004	2,978	(22.1)	20.69
Six-Month Period Ended September 30, 2003	3,824	0.4	26.09
Year Ended March 2004	4,035	33.9	27.34

(Note)	(i) Average number of shares during the period (year) ended: September 30, 2004: 143,961,474 shares September 30, 2003: 146,569,106 shares March 31, 2004: 146,226,674 shares
(ii) Changes in accounting method: None
(iii) Percentages indicated under sales, operating income, ordinary income and net income represent the increase/decrease compared to the previous six-month period.

(2)	Status of Dividends — Unaudited

	Interim Dividend Per Share	Annual Dividend Per Share
	Yen	Yen
Six-Month Period Ended September 30, 2004	—	—
Six-Month Period Ended September 30, 2003	—	—
Year Ended March 2004	—	15.00

(3)	Financial Status — Unaudited

		Total Shareholders’	Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	%	Yen
Six-Month Period Ended September 30, 2004	196,328	160,950	82.0	1,118.02
Six-Month Period Ended September 30, 2003	201,804	161,610	80.1	1,102.64
Year Ended March 2004	198,070	162,311	81.9	1,127.18

(Note)	(i) Number of outstanding shares at end of the year:
                    September 30, 2004: 143,960,102 shares
                    September 30, 2003: 146,567,476 shares
                    March 31, 2004: 143,963,825 shares
(ii)     Number of treasury stock at end of the year:
                    September 30, 2004: 56,583 shares
September 30, 2003: 49,209 shares

                                 March 31, 2004: 52,860 shares

2.	Forecast of Business Results for the Year Ending March 2005 (April 1, 2004 to March 31, 2005)

				Annual Dividend Per Share
	Sales	Operating Income	Net Income	Interim	End of Year
	Million Yen	Million Yen	Million Yen	Yen	Yen	Yen
Annual	13,100	7,300	3,700	0.00	15.00	15.00

(Reference) Expected net income per share (annual basis): 25.44 yen
* The foregoing estimates are made based on information available as of the date this data was released, and actual results may significantly differ from estimates due to various factors arising in the future. Please refer to page 8 of the attachment for items relating to the foregoing estimates.

VIII-1. Interim Balance Sheet — Unaudited

	Current Six-Month Period		Previous Fiscal Year		Amounts	Previous Six-Month Period
Accounts	As of September 30, 2004		As of March 31, 2004		Increased/Decreased	As of September 30, 2003
(Assets)	Million Yen	%	Million Yen	%		Million Yen	%
I. Current Assets	92,524	47.1	91,602	46.2	922	101,096	50.1
Cash and bank deposits	19,979		22,307		(2,328)	32,038
Trade notes	1,075		467		608	812
Trade accounts	17,981		13,975		4,005	17,347
Marketable securities	20,828		24,705		(3,876)	21,978
Inventory assets	19,713		19,999		(286)	18,633
Deferred income taxes	4,114		4,055		58	3,432
Others	10,194		7,095		3,098	6,929
Reserve for bad debts	(1,362)		(1,005)		(357)	(75)
II. Fixed Assets	103,803	52.9	106,468	53.8	(2,665)	100,708	49.9
1. Tangible fixed assets	40,807	20.8	41,346	20.9	(539)	44,874	22.2
Buildings	20,373		20,860		(487)	21,271
Land	17,426		17,427		(0)	20,450
Others	3,006		3,058		(52)	3,152
2. Intangible fixed assets	3,197	1.6	3,079	1.6	118	2,675	1.3
3. Investment and other assets	59,798	30.5	62,042	31.3	(2,243)	53,158	26.4
Investment securities	55,857		58,213		(2,356)	48,963
Others	4,609		4,698		(88)	4,934
Reserve for bad debts	(668)		(869)		201	(739)

Total Assets	196,328	100.0	198,070	100.0	(1,742)	201,804	100.0

(Note) Increase or decrease shows the difference between the current six-month period and the previous fiscal year.

	Current Six-Month Period		Previous Fiscal Year		Amounts	Previous Six-Month Period
Accounts	As of September 30, 2004		As of March 31, 2004		Increased/Decreased	As of September 30, 2003
(Liabilities)	Million Yen	%	Million Yen	%	Million Yen	Million Yen	%
I. Current Liabilities	29,168	14.8	27,678	14.0	1,490	29,660	14.7
Notes payable	806		875		(68)	698
Accounts payable-trade	11,510		10,753		757	12,695
Accrued liability	5,485		5,790		(304)	4,595
Accrued corporate taxes, etc.	2,100		2,442		(341)	2,958
Accrued bonuses	3,000		3,000		—	3,260
Allowance for returns	2,290		1,500		790	2,190
Others	3,974		3,317		657	3,262
II. Long-term Liabilities	6,209	3.2	8,081	4.1	(1,871)	10,532	5.2
Deferred tax liability	3,970		5,529		(1,559)	3,058
Reserve for retirement benefits	1,043		1,332		(289)	6,266
Reserve for officers retirement benefit	456		464		(8)	437
Others	739		755		(15)	770

Total Liabilities	35,377	18.0	35,759	18.1	(381)	40,193	19.9

(Shareholders’ Equity)
I. Common stock	13,260	6.7	13,260	6.7	—	13,260	6.6
II. Additional paid-in capital	25,273	12.9	25,273	12.7	—	25,273	12.5
Capital reserve	25,273		25,273		—	25,273
III. Retained earnings	113,403	57.8	112,621	56.9	781	114,858	56.9
Retained earnings reserve	3,315		3,315		—	3,315
Additional paid-in capital	105,271		105,339		(67)	105,339
Undistributed profits	4,816		3,967		849	6,203
IV. Other securities valuation difference	9,067	4.6	11,205	5.6	(2,138)	8,263	4.1
V. Treasury stock	(54)	(0.0)	(49)	(0.0)	(4)	(45)	(0.0)

Total Shareholders’ Equity	160,950	82.0	162,311	81.9	(1,361)	161,610	80.1

Total Liabilities and Shareholders’ Equity	196,328	100.0	198,070	100.0	(1,742)	201,804	100.0

(Note)	Increase or decrease shows the difference between the current six-month period and the previous fiscal year.

VIII-2. Interim Income Statement — Unaudited

	Current Six-Month Period		Previous Six-Month Period			Previous Fiscal Year
	From April 1, 2004		From April 1, 2003		Amounts	From April 1, 2003
Accounts	To September 30, 2004		To September 30, 2003		Increased/Decreased	To March 31, 2004
	Million Yen	%	Million Yen	%	Million Yen	Million Yen	%
I. Sales	68,451	100.0	68,464	100.0	(13)	128,496	100.0
II. Cost of sales	35,072	51.2	34,630	50.6	442	65,941	51.3
Total income on sales	33,379	48.8	33,834	49.4	(455)	62,554	48.7
III. Selling, general and administrative expenses	29,057	42.5	28,253	41.2	803	56,778	44.2

Operating income	4,321	6.3	5,581	8.2	(1,259)	5,775	4.5

IV. Non-operating income	1,282	1.9	1,115	1.6	167	1,633	1.3
Interest income	110		145		(34)	254
Dividends received	647		599		47	769
Others	524		370		154	609
V. Non-operating expenses	112	0.2	140	0.2	28	256	0.2
Interest expense	0		0		0	1
Others	111		139		(27)	255

Current income	5,492	8.0	6,556	9.6	(1,063)	7,152	5.6

VI. Extraordinary gains	33	0.0	464	0.6	(431)	6,808	5.3
VII. Extraordinary loss	497	0.7	432	0.6	64	5,655	4.4

Pre-tax net income	5,028	7.3	6,588	9.6	(1,559)	8,305	6.5
Corporate tax, resident tax and enterprise tax	2,176	3.2	3,057	4.4	(881)	4,008	3.1
Previous fiscal year corporate tax, residence tax, and enterprise tax	—		—		—	760	0.6
Adjustment of corporate tax, etc.	(125)	(0.2)	(292)	(0.4)	166	(498)	(0.3)

Net income	2,978	4.3	3,824	5.6	(845)	4,035	3.1
Profit carryforwards from previous year	1,837		2,379		(541)	2,379
Retirement of treasury stock	—		—		—	2,448

Undistributed profits	4,816		6,203		(1,387)	3,967

(Note)	Increase or decrease shows the difference between the current six-month period and the previous six-month period.

Basic Matters in Preparation of Interim Non-Consolidated Financial Statements

1.	Valuation Standards and Method of Assets

(1)	Valuation standards and method of securities

Stock of subsidiaries and affiliated companies: Cost accounting method based on moving average method
Other securities:

Securities with market value: Market value method based on market price on closing day for the end of the interim period (Variance in valuation is processed based on method of directly including all shareholders’ equity, and cost of sales is calculated based on moving average method) Securities without market value: Cost accounting method based on moving average method

(2)	Valuation standard and method of inventories: Lower cost accounting method based on first-in first-out method

2.	Depreciation Method of Fixed Assets

(1)	Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.

Buildings and structures: 5 to 50 years Machinery and vehicles: 6 to 12 years Equipment and tools: 5 to 20 years

(2)	Intangible fixed assets: Fixed amount method. For the internal use of software in the Company, the fixed amount method based on the expected available period internally (5 years) is used.

3.	Reserves

(1)	Reserve for bad debts: In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectable amounts are reserved using the bad debt ratio for general accounts, and taking into consideration the possibility of collection on an individual basis for those accounts specified as being at risk of becoming uncollectable accounts.

(2)	Accrued bonuses: In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

(3)	Reserve for adjustment of returned goods: In order to clarify the corresponding relationship of sales and returns, the estimated loss accompanying future returned goods is reserved taking into consideration the percentage of prior returned goods.

(4)	Reserve for retirement benefits: In order to prepare for retirement benefits for employees, based on retirement pay liabilities and pension assets as of the end of the current interim period, such amount is reserved.

(5)	Reserve for officers retirement benefit: In order to prepare for expenditure of reserve for directors’ retirement benefit, a necessary interim period supply amount based on internal regulations relating to the supply of directors’ retirement benefit is reserved.

4.	Processing Method of Lease Transactions

Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are processed pursuant to the accounting procedures applicable in an ordinary lease transaction.

5.	Material Matters in Preparation of Other Financial Statements

Accounting procedures for consumption tax, etc.

Accounting procedures for consumption tax, etc. is per the tax-excluded method.

Notes — Unaudited

	(Current	(Previous
	Six-Month Period)	Six-Month Period	(Previous Fiscal Year)
1. Accumulated depreciation in tangible fixed assets	30,194	28,931	29,626
Accumulated depreciation includes accumulated impairment loss
2. Major items in extraordinary gains (Million Yen)
Gains on sales of fixed assets	18	28	28
Gain on sale of investment securities	15	436	1,202
Government subsidy	—	—	5,577
3. Major items in extraordinary loss (Million Yen)
Loss on sale of fixed assets	53	332	445
Impairment loss of fixed assets	—	—	3,046
Valuation loss of investment securities	15	—	—
Additional charge for optional retirement	252	—	167
Reversal of allowance of doubtful receivables	136	—	926
Valuation loss of subsidiary stock	39	100	466
Subsidiary support loss	—	—	603
4. Matters relating to lease transactions
(1) Financial lease other than transfer of ownership
(i) Acquisition cost equivalent, cumulative depreciation equivalent, and period (year) end balance equivalent (Million Yen)	(Tools and equipment)	(Tools and equipment)	(Tools and equipment)
Acquisition cost equivalent	149	472	417
Cumulative depreciation equivalent	126	372	368

Year end balance equivalent	23	99	49
Since the lease obligation represent a small percentage of the tangible fixed assets , the foregoing amounts have been calculated including interest portion.
(ii) Period (year) end balance equivalent of lease obligation (Million Yen)
Within one year	27	125	71
Over one year	14	38	23

Total	41	164	94
Since the lease obligation represent a small percentage of the tangible fixed assets , the foregoing amounts have been calculated including interest portion.
(iii) Lease fee paid (Million Yen)
Lease fee paid	53	77	149
Depreciation expense equivalent	25	51	105
(2) Operating lease
Unearned lease fee
Within one year	—	2	—
Over one year	—	—	—

Total	—	2	—
5. Breakdown of decrease in number of current year outstanding shares
Retirement of treasury stock by profit	—	—	2,600 thousand shares
Total stock acquisition cost	—	—	2,448 million yen
6. Shares of affiliated companies with market value (Million Yen)
Appropriation on balance sheet	2,699	1,263	2,699
Market value	5,981	4,435	5,623

Balance	3,281	3,172	2,923
7. Guarantee of liabilities of loans by subsidiary
Cover of management guidance letter	—	578	—
		(1 company)

Reference Material for the Interim Financial Statements for the First Half of the Fiscal Year Ending March 31, 2005

I.	Consolidated Results — Unaudited

I-1. Changes in business results (three fiscal years and two most recent six-month periods)

(Unit: Million Yen)

	Fiscal Year ended March 31			Six-month period ended September 30
	2002	2003	2004	2003	2004
Sales	162,829	163,709	163,155	94,347	83,242
Cost of sales	86,567	85,306	84,638	42,348	41,914
Percentage of cost in sales	53.2%	52.1%	51.9%	50.2%	50.3%
Selling, general and administrative expenses	69,076	71,139	75,501	35,978	(Note) 37,136
Percentage of selling, general and administrative expenses in sales	42.4%	43.5%	46.3%	42.7%	(Note) 44.6%
Government subsidy	—	—	—	—	7,100
Operating income	7,186	7,264	3,016	6,021	11,292

Net income	4,983	2,898	2,902	4,424	6,495

(Note) Selling, general and administrative expenses for the six-month period ended September 30, 2004 of 37,136 million yen, includes 928 million yen of additional net periodic pension cost from the return of the substitutional portion of the employee pension fund.

I-2. Changes in sales by product category (three fiscal years and two most recent six-month periods)

(Unit: Million Yen, %)

	Fiscal Year ended March 31
	2002			2003			2004
			Percentage over the			Percentage over the			Percentage over the
	Amount	Percentage	previous period	Amount	Percentage	previous period	Amount	Percentage	previous period
Foundation and lingerie	116,096	71.3	101	116,741	71.3	101	115,674	70.9	99
Nightwear	12,714	7.8	101	12,710	7.8	100	11,823	7.2	93
Children’s underwear	2,470	1.5	90	2,515	1.5	102	2,583	1.6	103

Innerwear Subtotal	131,280	80.6	101	131,966	80.6	101	130,080	79.7	99

Outerwear/Sportswear	9,588	5.9	103	9,440	5.8	98	10,409	6.4	110
Hosiery	1,777	1.1	108	1,672	1.0	94	1,798	1.1	108
Other textile goods and related products	3,793	2.3	89	4,299	2.6	113	4,658	2.9	108
Others	16,391	10.1	101	16,332	10.0	100	16,210	9.9	99

Total	162,829	100	100	163,709	100	101	163,155	100	100

	Six-month period ended September 30
	2003			2004
			Percentage over the			Percentage over the
	Amount	Percentage	previous period	Amount	Percentage	previous period
Foundation and lingerie	61,721	73.2	98	61,244	73.6	99
Nightwear	6,117	7.2	89	5,364	6.4	88
Children’s underwear	1,226	1.5	89	1,247	1.5	103

Innerwear Subtotal	69,064	81.9	97	67,855	81.5	98

Outerwear/Sportswear	5,002	5.9	97	4,948	6.0	99
Hosiery	736	0.9	93	1,064	1.3	145
Other textile goods and related products	2,250	2.7	114	2,365	2.8	105
Others	7,295	8.6	95	7,010	8.4	96

Total	84,347	100.0	97	83,242	100.0	99

     (“Others” include mannequins, shop design and implementation, restaurant, culture, services, etc.)

Percentage of sales by product category

Six-month period ended September 30, 2004

Six-month period ended September 30, 2004

II.	Non-Consolidated Result — Unaudited

II-1.	Changes in business results (three fiscal years and two most recent six-month periods)

(Unit: Million Yen)

	Fiscal Year ended March 31			Six-month period ended September 30
	2002	2003	2004	2003	2004
Sales	128,431	128,641	128,496	68,464	68,451
Cost of sales	67,069	66,296	65,941	34,630	35,072
Percentage of cost in sales	52.2%	51.5%	51.3%	50.6%	51.2%
Selling, general and administrative expenses	53,607	54,175	56,778	28,253	29,057
Percentage of selling, general and administrative expenses in sales	41.8%	42.1%	44.2%	41.2%	42.5%
Operating income	7,754	8,169	5,775	5,581	4,321

Net income	4,804	3,013	4,035	3,824	2,978

II-2.	Changes in sales by sales channels (three fiscal years and two most recent six-month periods)

(Unit: Million Yen, %)

	Fiscal Year ended March 31
	2002			2003			2004
			Percentage over the			Percentage over the			Percentage over the
	Amount	Percentage	previous period	Amount	Percentage	previous period	Amount	Percentage	previous period
Department stores	47,678	37.1%	103	47,488	36.9%	100	44,428	34.6%	94
General merchandising stores	45,739	35.6%	99	46,912	36.5%	103	46,544	36.2%	99
Boutiques and retail stores	17,881	13.9%	96	16,605	12.9%	93	16,382	12.7%	99
Mail order and direct sales	17,133	13.3%	99	17,636	13.7%	103	21,142	16.5%	120

Total	128,431	100.0%	100	128,641	100.0%	100	128,496	100.0%	100

	Six-month period ended September 30
	2003			2004
			Percentage over the			Percentage over the
	Amount	Percentage	previous period	Amount	Percentage	previous period
Department stores	23,881	34.9%	96	23,308	34.1%	98
General merchandising stores	26,369	38.5%	101	26,165	38.2%	99
Boutiques and retail stores	9,365	13.7%	98	8,703	12.7%	93
Mail order, direct sales and others	8,849	12.9%	102	10,275	15.0%	116

Total	68,464	100.0%	99	68,451	100.0%	100

*	“Mail order, direct sales and others” include sales at the company’s own stores, catalogue sales, Remamma, Dublevé and cultural projects.